Exhibit 8

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of International Royalty Corporation (“the Company”) of our auditors’ report dated February 22, 2007 on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2006, 2005, and 2004, which appears in an exhibit to this Annual Report on Form 40-F.

Chartered Accountants

Vancouver, British Columbia, Canada

February 22, 2007